Zentek Ltd.

Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2024 and 2023

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	June 30,	March 31,
	2024	2024
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents [note 12]	1,933,092	3,521,420
Accounts and other receivables - net [note 3]	244,627	296,530
Loan receivable [note 4]	531,417	543,263
Inventories [note 5]	1,406,912	1,421,982
Prepaids and deposits	559,846	465,758
Total current assets	4,675,894	6,248,953

Non-current assets
Inventories [note 5]	1,293,789	1,293,789
Property and equipment - net [note 6]	7,617,594	7,770,457
Exploration and evaluation assets [note 7]	7,304,988	7,271,857
Total non-current assets	16,216,371	16,336,103
Total assets	20,892,265	22,585,056

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,460,257	1,169,262
Current portion of lease liability [note 9]	156,135	151,129
Current portion of long-term debt [note 10]	504,861	498,613
Total current liabilities	2,121,253	1,819,004

Non-current liabilities
Lease liability [note 9]	292,859	333,727
Long-term debt [note 10]	130,538	259,114
Total non-current liabilities	423,397	592,841
Total liabilities	2,544,650	2,411,845

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	86,211,316	86,105,945
Share-based payment reserve [note 11(c)]	10,042,051	10,216,329
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(78,378,252)	(76,621,563)
Total shareholders' equity	18,347,615	20,173,211
Total shareholders' equity and liabilities	20,892,265	22,585,056
Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]
Subsequent Events [note 18]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on August 12, 2024.
Approved on behalf of the Board of Directors:

"Greg Fenton"	, Director

"Ilse Treurnicht"	, Director

2

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2024	2023
FOR THE THREE MONTHS ENDED JUNE 30	$	$

REVENUE
Sales	5,489	-

EXPENSES
Depreciation and amortisation [note 6]	152,863	139,815
Consulting fees	41,912	79,438
Directors fees [note 13]	63,125	30,000
Insurance	99,881	97,056
Investor relations and promotion	9,070	11,213
Listing and filing fees	92,257	93,465
Office expenses	28,289	33,041
Professional fees	377,046	408,725
Rent	74,360	123,617
Research and development	(31,421)	433,677
Salaries and benefits [note 13]	856,637	914,518
Share-based compensation [notes 11(c) and 13]	718,222	809,147
Supplies and materials	20,322	(5,046)
Travel	19,432	23,072
Other expenses [note 17]	51,078	181,635
	2,573,073	3,373,373

Loss before other income (expenses)	(2,567,584)	(3,373,373)

Interest income	40,613	143,402
Interest expense	(26,381)	(24,744)
Other income (expense)	163	9,853
Government grants [note 16]	-	88,822

Total other income	14,395	217,333

Net loss and comprehensive loss for the period	(2,553,189)	(3,156,040)

Basic and diluted net loss per share [note 15]	(0.03)	(0.03)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Share-Based			Total
		Share		Payment	Shares to be		Shareholders'
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$
Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 11(a)]	50,000	134,000	-	(46,000)	-	-	88,000
Share issued	2,999	2,399	-	-	-	-	2,399
Recognition of share-based compensation [note 11(c)]	-	-	-	809,147	-	-	809,147
Net loss and comprehensive loss for the period	-	-	-	-	-	(3,156,040)	(3,156,040)
Balance as at June 30, 2023	99,586,981	85,890,798	-	11,118,758	472,500	(69,354,348)	28,127,708

Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	472,500	(76,621,563)	20,173,211
Stock options exercised [note 11(a)]	470,000	196,000	-	(96,000)	-	-	100,000
Stock options expired [note 11(c)]	-	-	-	(796,500)	-	796,500	-
Shares purchased for cancellation [note 11(a)]	(59,600)	(90,629)	-	-	-	-	(90,629)
Recognition of share-based compensation [note 11(c)]	-	-	-	718,222	-	-	718,222
Net loss and comprehensive loss for the period	-	-	-	-	-	(2,553,189)	(2,553,189)
Balance as at June 30, 2024	101,229,977	86,211,316	-	10,042,051	472,500	(78,378,252)	18,347,615

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2024	2023
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(2,553,189)	(3,156,040)
Items not affecting cash
Depreciation and amortisation [note 6]	152,863	139,815
Loan receivable accrued interest	20	(20,383)
Share-based compensation [note 11(c)]	718,222	809,147
Valuation allowance (recovery) on inventory [note 5]	(19,875)	-
Net change in non-cash working capital balances [note 12]	283,755	502,183
Cash flows used in operating activities	(1,418,204)	(1,725,278)

INVESTING ACTIVITIES
Loan receivable advanced	(2,587)	(29,449)
Loan receivable repayment	14,413	2,500,000
Mineral exploration and evaluation expenditures capitalised	(33,131)	(134,933)
Purchase of property and equipment [notes 6 and 12]	-	(174,890)
Cash flows from (used in) investing activities	(21,305)	2,160,728

FINANCING ACTIVITIES
Payments on lease liability [note 9]	(35,862)	(23,406)
Payments on long-term debt [note 10]	(122,328)	(131,291)
Proceeds from stock options exercised [note 11(a)]	100,000	88,000
Shares purchased for cancellation [note 11(a)]	(90,629)	-
Cash flows used in financing activities	(148,819)	(66,697)

Change in cash and cash equivalents during the period	(1,588,328)	368,753
Cash and cash equivalents, beginning of period	3,521,420	10,357,317
Cash and cash equivalents, end of period	1,933,092	10,726,070

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These unaudited condensed interim consolidated financial statements of the Company for the three months ended June 30, 2024 were approved and authorised for issue by the Board of Directors on August 12, 2024.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at June 30, 2024, the Company had not yet achieved profitable operations and had an accumulated deficit of $78,378,252 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

6

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2024 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2024 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS pronouncements were issued that were mandatory for accounting periods beginning on or after April 1, 2024. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2024:

IAS 1 - Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period. In addition, If an entity's right to defer is subject to the entity complying with specified conditions, such conditions affect whether that right exists at the end of the reporting period, if the entity is required to comply with the condition on or before the end of the reporting period and not if the entity is required to comply with the conditions after the reporting period. The amendments also provide clarification on the meaning of 'settlement' for the purpose of classifying a liability as current or non-current.

b) Future changes in accounting standards

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2025:

Lack of Exchangeability (Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not expect any of the standards issued by the IASB, but are yet to be effective, to have a material impact on the Company.

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024, the Company applied the critical judgements and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2024.

7

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

3. ACCOUNTS AND OTHER RECEIVABLES

	June 30,	March 31,
	2024	2024
	$	$
Trade receivables	-	1,439
Other receivables	21,042	27,292
Government grants receivable	-	60,850
HST recoverable	200,348	174,158
Accrued interest receivable on guaranteed investment certificates	23,237	32,791
Total accounts and other receivables	244,627	296,530

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security in June 2023, a partial payment of $2,500,000 was received and applied against the loan receivable. The security against this sold property was released accordingly.

On November 9, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024.

On April 16, 2024, the Company entered into an amended and restated promissory note with a revised maturity date of October 31, 2024.

The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	June 30,	March 31,
	2024	2024
	$	$
Loan balance, beginning of period	543,263	2,983,642
Loans advanced	2,587	36,882
Principal payments received	(14,413)	(2,500,000)
Interest earned	7,480	72,739
Interest payments received	(7,500)	(50,000)
Loan balance, end of period	531,417	543,263

8

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

5. INVENTORIES

	June 30,	March 31,
	2024	2024
	$	$
Raw materials	2,510,950	2,513,413
Finished goods	373,429	405,911
Allowance for impairment	(183,678)	(203,553)
Total inventories	2,700,701	2,715,771
Less: non-current portion	(1,293,789)	(1,293,789)
Total current portion of inventories	1,406,912	1,421,982

The cost of inventories recognized as an expense and included in supplies and materials amounted to $35,062 (June 30, 2023: $52,600).

The change in the allowance for impairment of inventory in the amount of $(19,875) (March 31, 2024: $203,553) was recognized as an expense reduction and included in supplies and materials.

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended June 30, 2024.

	Property and	Right-of-use
	Equipment	Assets	Total
Property and equipment as at March 31, 2024	7,315,571	454,886	7,770,457
Less: depreciation	(112,564)	(40,299)	(152,863)
Property and equipment as at June 30, 2024	7,203,007	414,587	7,617,594

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended June 30, 2023.

	Property and	Right-of-use
	Equipment	Assets	Total
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867
Less: depreciation	(99,516)	(40,299)	(139,815)
Plus: purchases	112,461	-	112,461
Property and equipment as at June 30, 2023	7,733,606	574,907	8,308,513

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2024: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

9

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property

$
Balance at March 31, 2023	7,000,000
Expenditures	134,933
Impairment	-
Balance at June 30, 2023	7,134,933
Balance at March 31, 2024	7,271,857
Expenditures	33,131
Impairment	-
Balance at June 30, 2024	7,304,988

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2024	2024
	$	$
Trade payables	780,143	541,311
Accrued liabilities	680,114	627,951
Total accounts payable and accrued liabilities	1,460,257	1,169,262

10

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

9. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension as described herein. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at June 30, 2024 and March 31, 2024 is as follows:

	June 30,	March 31,
	2024	2024
	$	$
Lease liability	448,994	484,856
Less: current portion	(156,135)	(151,129)
Long-term portion	292,859	333,727

Interest expense recognised on the lease liability for the three-month period ended June 30, 2024 was $15,498 (2023: $12,887).

10. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by four months with a new maturity date of October 1, 2025. The Company does not consider this extension to be a substantial modification to the vendor-take-back agreement.

	June 30,	March 31,
	2024	2024
	$	$
First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due October 1, 2025, with land and building, having a net book value of $1,899,552 (March 31, 2024: $1,910,158), pledged as collateral.	635,399	757,727
Less current portion	(504,861)	(498,613)
Total long-term debt	130,538	259,114

11

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the three months ended June 30, 2024, the Company issued 470,000 common shares in connection with the exercise of 550,000 options (2023: 50,000 common shares on exercise of 50,000 options). The carrying value of the options, being $96,000 (2023: $46,000), was removed from share-based payment reserve and added to share capital. Of the 550,000 (2023: 50,000) options exercised, 300,000 (2023: nil) were exercised using a "cashless" exercise method whereby 80,000 (2023: nil) fewer shares were issued than exercised as compensation for the $120,000 (2023: $nil) that would have otherwise been received by the Company upon exercise.

During the three months ended June 30, 2024, the Company also purchased, and subsequently cancelled, 59,600 (2023: nil) of its own common shares at a cost of $90,629 (2023: nil).

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of June 30, 2024 and March 31, 2024.

(c) Stock Options and Share-Based Payment Reserve

During the three months ended June 30, 2024, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the three months ended June 30, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

During the three months ended June 30, 2023, the Company issued 850,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $2.12 to $2.24. The grant date fair value of these stock options was $1,154,250. The vesting period for the stock options issued was as follows: 283,333 at the date of issuance; 216,667 after 6 months from the date of issuance; 283,333 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the three months ended June 30 is presented below:

	Triera		The Company
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Expected dividend yield	0%	N/A	0%	0%
Expected volatility	98% to 120%	N/A	62% to 77%	83% to 90%
Expected forfeiture rate	0%	N/A	7%	5%
Risk-free interest rate	4.50%	N/A	4.0% to 4.5%	3.6% to 4.5%
Expected life	3 years	N/A	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the three months ended June 30, 2024 and 2023 is based on the Company's market close price over a prior period equal to the expected life of the options.

12

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2024	2023
	$	$

Share-based compensation expense	718,222	809,147

Stock option and share-based payment activity for the periods ended June 30, 2024 and March 31, 2024 are summarised as follows:

	Three months ended		Year ended
	June 30, 2024		March 31, 2024
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	7,293,334	2.33	8,673,334	2.03
Granted	2,005,000	1.52	1,445,000	1.89
Exercised	(550,000)	0.40	(2,000,000)	0.54
Expired	(350,000)	3.66	(825,000)	2.72
Balance, end of period	8,398,334	2.21	7,293,334	2.33

At June 30, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at June 30,	Contractual	Price	as at June 30,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.40 - $1.00	1,983,334	1.01	$0.55	1,915,000	$0.55
$1.01 - $4.00	4,775,000	3.46	$2.12	3,162,916	$2.40
$4.01 - $5.67	1,640,000	1.74	$4.47	1,640,000	$4.47
Totals	8,398,334	2.55	$2.21	6,717,916	$2.38

13

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.40 - $1.00	2,528,334	1.06	$0.55	2,398,334	$0.50
$1.01 - $4.00	3,025,000	2.52	$2.63	2,316,667	$2.81
$4.01 - $5.67	1,740,000	2.04	$4.46	1,740,000	$4.46
Totals	7,293,334	1.90	$2.33	6,455,001	$2.40

12.  SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	June 30,	June 30,
	2024	2023
	$	$
Accounts and other receivables	51,903	273,958
Inventories	34,945	(141,200)
Prepaids and deposits	(94,088)	310,394
Accounts payable and accrued liabilities	290,995	59,031
Total change in non-cash working capital balances	283,755	502,183

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$-	$(62,429)

Cash and cash equivalents are comprised of:	June 30,	March 31,
	2024	2024
	$	$
Cash in bank	933,092	521,420
Cashable guaranteed investment certificate, variable rate, maturing January 2025	1,000,000	3,000,000
Total cash and cash equivalents	1,933,092	3,521,420

During the three months ended June 30, 2024, 300,000 (2023: nil) stock options were exercised using a "cashless" exercise method whereby 80,000 (2023: nil) fewer shares were issued than options exercised as compensation for the $120,000 (2023: $nil) in cash that would have otherwise been received by the Company upon exercise.

14

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three months ended June 30, 2024 and 2023 were as follows:

	2024	2023
	$	$
Directors fees	63,125	30,000
Salaries and benefits	273,125	276,250
Share-based compensation	607,900	599,525
Total remuneration of key management personnel	944,150	905,775

15

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

14.   COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. A trial date has been set to commence on October 21, 2024.

The Company is currently undergoing a Canada Revenue Agency ("CRA") audit of approximately $4 million flow-through share ("FTS") expenditures made and renounced during the fiscal years ended March 31, 2019 through March 31, 2022. The CRA audit may result in amendments to the FTS expenditures renounced during the foregoing period. Such CRA amendments could result in a Company obligation to indemnify certain of the flow through shareholders as a result of reductions in previously flowed through expenditures. The CRA audit may also result in a Company obligation for penalties and interest related to reductions in prior-year FTS eligible expenditures and flow through.

As the resolution of the CRA audit is subject to many uncertainties, it is not possible to predict the ultimate outcome or to estimate the Company's potential obligation to indemnify flow through shareholders for amended flow through expenditures or for related penalties and interest, if any, which may result.

No provision has been made for this contingent liability and the amount of any future payment, if any, will be recorded in the period in which such a payment is measurable.

16

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended June 30, 2024 is 100,916,280 (2023: 99,579,168). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three months ended June 30, 2024 and June 30, 2023, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

16. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from Downsview Aerospace Innovation & Research Centre ("DAIR") Green Fund for passive icephobic coating testing.

Government grants received or receivable during the three months ended June 30, 2024 and 2023 were as follows:

	2024	2023
	$	$
National Research Council	-	46,322
DAIR Green Fund	-	42,500
Total government grants received	-	88,822

17.   OTHER EXPENSES

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2024	2023
	$	$
Automotive	6,396	6,170
Bank fees	1,198	1,317
Dues and subscriptions	11,147	11,254
Freight and delivery	504	88,760
Meals and entertainment	9,107	14,159
Other expenses	7,434	20,320
Property taxes	8,360	7,955
Repairs and maintenance	7,982	25,209
Telephone	5,319	6,010
Utilities	(6,369)	481
Total other expenses	51,078	181,635

17

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2024 AND FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023

18. SUBSEQUENT EVENTS

On July 17, 2024, 650,000 stock options were exercise using a "cashless" exercise method whereby 193,597 fewer shares were issued than options exercised as compensation for the $260,000 in cash that traditionally would have been received by the Company upon exercise.

On July 23, 2024, the Company announced a non-brokered private placement of up to $3 million through the issuance of up to 2,307,692 units in the capital of the Company at a price of $1.30 per unit. Gross proceeds of the offering will be used for working capital and general corporate purposes. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $3.00 for a period of 24 months from the closing date of the offering.